UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

November 8, 2019

(Date of Report (Date of earliest event reported))

FUNDRISE GROWTH EREIT 2019, LLC

(Exact name of registrant as specified in its charter)

Delaware	83-3430017
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisition

RSE V40 Controlled Subsidiary – Brentwood, MD

On November 8, 2019, we directly acquired ownership of a “wholly-owned subsidiary”, V40 (the “RSE V40 Controlled Subsidiary”), for a purchase price of approximately $4,120,000, which is the initial stated value of our equity interest in the RSE V40 Controlled Subsidiary (the “RSE V40 Investment”). The RSE V40 Controlled Subsidiary used the proceeds to close on the acquisition of one, three-story building totaling approximately 60,000 square feet of gross rentable area on an approximately 32,000 square foot lot (the “V40 Property”). The property was delivered vacant and has the potential to be redeveloped to a mix of retail and office uses. The closing of both the RSE V40 Investment and the V40 Property occurred concurrently.

The RSE V40 Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the RSE V40 Investment (the “RSE V40 Operative Agreements”), we have full authority for the management of the RSE V40 Controlled Subsidiary, including the V40 Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the RSE V40 Investment, paid directly by the RSE V40 Controlled Subsidiary. No financing was used for the acquisition of the V40 Property.

The V40 Property is composed of one buildings and is located in the 20722 zip code of Brentwood, MD. As of November 8, 2019, the V40 Property was vacant. The initial business plan entails a light renovation to lease up the V40 Property to one or more industrial users while we explore larger redevelopment options.

The Brentwood neighborhood is located minutes from downtown Washington, DC and adjacent to the growing Route 1 corridor created by the University of Maryland, College Park. There has been recent investment in the area and we are expecting continued gentrification over the next seven to ten years. With high demand for affordable housing and new retail and office developments nearby, we believe this well-located investment should provide attractive returns over our holding period.

The following table contains performance assumptions and projections. Individual assumptions and projected returns are presented at the asset level. All of the values in the table below are projections and assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Returns	Projected Exit Cap Rate (as NNN lease)	Projected Renovation Hard Costs	Projected Renovation Soft Costs	Projected Hold Period
V40	7.9% - 10.1%	6.5%	$1,900,000	$500,000	7 years

Please note that past performance is not indicative of future results, and these asset performance projections may not reflect actual future performance. Any projections on the future returns of any of our assets may not prove to be accurate and are highly dependent on the assumptions described above. Investing in Fundrise Growth eREIT 2019, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated May 10, 2019, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE GROWTH eREIT 2019, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: November 15, 2019